P.E. 2/1/02

02016077

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X ____ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date:	18 February 2002	By:	Stephen Colter.
		Title:	Group Head of Media Relations

PRUDENTIAL

Monday 18 February 2002

PRUDENTIAL PLC IMPLEMENTS NEW ABI GUIDANCE FOR ACHIEVED PROFITS BASIS REPORTING

The Association of British Insurers (ABI) issued new guidance for Achieved Profits in December 2001. Prudential prepares its Achieved Profits results in accordance with ABI guidance and will adopt its new guidance for reporting its 2001 preliminary results.

The revised guidance requires the economic assumptions used for the projection of cashflows to be on an "active" basis, that is primarily based on appropriate government bond returns at each period end. These assumptions will be reflected in the profit reported for the year to 31 December 2001. Previously, Prudential has used a "passive" basis, which uses stable assumptions based on a long-term economic view. Passive assumptions are revised only when it is judged that the economic environment has changed substantially. Results prepared under the Modified Statutory basis are not affected by this change.

The achieved profits results for 2001 will also reflect the changes in assumptions that would have been made regardless of whether the active or passive basis was being used.

Implementation of the active assumption basis

The implementation of the revised assumptions under the active basis will apply primarily to the UK and the US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$ business in Hong Kong). Assumptions in other Asian territories will continue to be based on an assessment of long-term economic conditions.

Key changes to economic assumptions arising from the implementation of the active basis are as follows:-

		2001	2000
UK	Investment return	7.1%	8.0%
	Risk discount rate	7.7%	8.5%
US	(Jackson National Life)		
	Risk discount rate	7.7%	8.5%

The Group reports its 2001 preliminary results on 26 February 2002.

NOTES TO EDITORS:-

Although the 2000 numbers will not be restated, the ABI guidance requires disclosure of how the changes in assumptions would have affected prior period results. The effect on Europe and Asia would not have been significant. The effect on the 2000 results of the UK and US businesses is estimated to be:

UK:		**£m**
	New business profit (pre-tax)	(22)
	In-force business operating profit (pre-tax)	(68)
	AP shareholders' funds	(298)
USA:		**£m**
	New business profit (pre-tax)	22
	In-force business operating profit (pre-tax)	(10)
	AP shareholders' funds	99